Condensed Consolidated Interim Financial Statements
March 31, 2023
(Unaudited)

TASEKO MINES LIMITED
Condensed Consolidated Balance Sheets
(Cdn$ in thousands)
(Unaudited)

		March 31,	December 31,
	Note	2023	2022

ASSETS
Current assets
Cash and equivalents		102,265	120,858
Accounts receivable		16,018	13,223
Inventories	9	108,725	92,846
Other financial assets	10	5,353	9,013
Prepaids		4,316	4,931
		236,677	240,871

Property, plant and equipment	11	1,134,920	1,029,240
Inventories	9	5,656	–
Other financial assets	10	9,248	2,989
Goodwill		5,574	5,584
		1,392,075	1,278,684

LIABILITIES
Current liabilities
Accounts payable and other liabilities		77,036	66,716
Current portion of long-term debt	12	25,511	18,409
Current portion of deferred revenue	13	12,643	12,065
Current portion of other financial liabilities	14	15,262	–
Interest payable on senior secured notes		4,731	14,221
Current income tax payable		334	1,227
		135,517	112,638

Long-term debt	12	583,537	568,160
Provision for environmental rehabilitation ("PER")		131,945	113,725
Deferred and other tax liabilities		73,722	76,255
Deferred revenue	13	47,569	47,620
Other financial liabilities	14	59,358	3,877
		1,031,648	922,275

EQUITY
Share capital	15	484,209	479,926
Contributed surplus		52,143	55,795
Accumulated other comprehensive income ("AOCI")		25,740	26,792
Deficit		(201,665)	(206,104)
		360,427	356,409
		1,392,075	1,278,684

Subsequent event	12b
Commitments and contingencies	17

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Statements of Comprehensive Income (Loss)
(Cdn$ in thousands, except share and per share amounts)
(Unaudited)

		Three months ended March 31,
	Note	2023	2022

Revenues	4	115,519	118,333
Cost of sales
Production costs	5	(74,380)	(75,560)
Depletion and amortization	5	(12,027)	(13,506)
Earnings from mining operations		29,112	29,267

General and administrative		(3,300)	(2,701)
Share-based compensation expense	15b	(3,385)	(3,080)
Project related expense		(325)	(168)
Loss on derivatives	6	(4,216)	(9,833)
Other income		434	337
Income before financing costs and income taxes		18,320	13,822

Finance expenses, net	7	(11,388)	(11,989)
Foreign exchange gain		863	4,450
Income before income taxes		7,795	6,283

Income tax expense	8	(3,356)	(1,188)
Net income		4,439	5,095

Other comprehensive income (loss):
Items that will remain permanently in other comprehensive income (loss):
Gain (loss) on financial assets		(385)	912
Items that may in the future be reclassified to profit (loss):
Foreign currency translation reserve		(667)	(3,577)
Total other comprehensive loss		(1,052)	(2,665)

Total comprehensive income		3,387	2,430

Earnings per share
Basic	16	0.02	0.02
Diluted	16	0.02	0.02

Weighted average shares outstanding (thousands)
Basic	16	288,007	285,768
Diluted	16	291,039	289,500

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Statements of Cash Flows
(Cdn$ in thousands)
(Unaudited)

		Three months ended March 31,
	Note	2023	2022

Operating activities
Net income for the period		4,439	5,095
Adjustments for:
Depletion and amortization		12,027	13,506
Income tax expense	8	3,356	1,188
Finance expenses, net	7	11,388	11,989
Share-based compensation expense	15b	3,609	3,273
Loss on derivatives	6	4,216	9,833
Unrealized foreign exchange gain		(950)	(4,398)
Amortization of deferred revenue		(1,372)	(1,721)
Other operating activities		(249)	(577)
Net change in working capital	18	(8,465)	13,565
Cash provided by operating activities		27,999	51,753

Investing activities
Gibraltar capitalized stripping costs	11	(12,721)	(15,142)
Gibraltar sustaining capital expenditures	11	(4,691)	(3,572)
Gibraltar capital project expenditures	11	(7,338)	(3,590)
Florence Copper development costs	11	(9,874)	(20,958)
Other project development costs	11	(273)	(41)
Acquisition of Cariboo Copper Corp., net	3,14	2,948	-
Purchase of copper price options	6	-	(4,295)
Other investing activities		(19)	(258)
Cash used for investing activities		(31,968)	(47,856)

Financing activities
Interest paid		(20,725)	(18,678)
Repayment of equipment loans and leases		(5,737)	(5,049)
Revolving credit facility advance	12b	13,518	-
Settlement of performance share units		(1,922)	(1,927)
Proceeds from exercise of stock options		291	534
Cash used for financing activities		(14,575)	(25,120)
Effect of exchange rate changes on cash and equivalents		(49)	(2,817)
Decrease in cash and equivalents		(18,593)	(24,040)
Cash and equivalents, beginning of period		120,858	236,767
Cash and equivalents, end of period		102,265	212,727

Supplementary cash flow disclosures	18

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Changes in Equity
(Cdn$ in thousands)
(Unaudited)

	Share	Contributed
	capital	surplus	AOCI	Deficit	Total

Balance at January 1, 2022	476,599	55,403	6,649	(180,133)	358,518
Share-based compensation	-	2,277	-	-	2,277
Exercise of options	814	(280)	-	-	534
Settlement of performance share units	2,217	(4,144)	-	-	(1,927)
Total comprehensive income for the period	-	-	(2,665)	5,095	2,430
Balance at March 31, 2022	479,630	53,256	3,984	(175,038)	361,832

Balance at January 1, 2023	479,926	55,795	26,792	(206,104)	356,409
Share-based compensation	-	2,262	-	-	2,262
Exercise of options	450	(159)	-	-	291
Settlement of performance share units	3,833	(5,755)	-	-	(1,922)
Total comprehensive income (loss) for the period	-	-	(1,052)	4,439	3,387
Balance at March 31, 2023	484,209	52,143	25,740	(201,665)	360,427

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

1. REPORTING ENTITY

Taseko Mines Limited (the "Company" or "Taseko") is a corporation governed by the British Columbia Business Corporations Act. These unaudited condensed consolidated interim financial statements of the Company as at and for the three month period ended March 31, 2023 comprise the Company, its subsidiaries and its 87.5% effective interest in the Gibraltar joint venture. The Company is principally engaged in the production and sale of metals, as well as related activities including mine permitting and development, within the province of British Columbia, Canada and the State of Arizona, USA.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company's most recent annual consolidated financial statements. These unaudited condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated annual financial statements of the Company as at and for the year ended December 31, 2022, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These unaudited condensed consolidated interim financial statements were authorized for issue by the Company's Audit and Risk Committee on May 3, 2023.

(b) Use of judgments and estimates

In preparing these unaudited condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of accounting policies, including the accounting for the Cariboo acquisition (Note 3) and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those applied to the annual consolidated financial statements as at and for the year ended December 31, 2022.

(c) IFRS Pronouncements

Several new accounting standards, amendments to existing standards and interpretations have been published by the IASB. Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the new standard.

New standards, amendments and pronouncements that became effective for the period covered by these statements have not been disclosed as they did not have a material impact on the Company's unaudited condensed consolidated interim financial statements.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

3. ACQUISITION OF CARIBOO COPPER CORPORATION

On March 15, 2023 ("Acquisition Date"), the Company completed the acquisition of an additional 12.5% interest in the Gibraltar Mine from Sojitz Corporation ("Sojitz"). Gibraltar is operated through a joint venture which is owned 75% by Taseko and 25% by Cariboo Copper Corporation ("Cariboo"). Under the terms of the agreement, Taseko has acquired Sojitz's 50% interest in Cariboo and now holds directly and indirectly an effective 87.5% interest in the Gibraltar Mine.

The acquisition price consists of a minimum amount of $60 million payable over a five-year period and potential contingent performance payments depending on Gibraltar mine copper revenues and copper prices over the next five years. An initial $10 million has been paid to Sojitz upon closing and the remaining minimum amount will be paid in $10 million annual instalments over the next five years. There is no interest payable on the minimum amounts.

Taseko acquired Sojitz's 50% interest in Cariboo and become a party to the existing Cariboo shareholders agreement with Dowa Metals & Mining Co., Ltd (25%) and Furukawa Co., Ltd (25%). There will be no change to the offtake contracts established in 2010 and Dowa and Furukawa will continue to receive 30% of Gibraltar's copper concentrate offtake. There will be no impact to the operation of the Gibraltar Joint Venture.

The contingent performance payments are payable annually for five years only if the average LME copper price exceeds US$3.50 per pound in a year. The payments will be calculated by multiplying Gibraltar mine copper revenues by a price factor, which is based on a sliding scale ranging from 0.38% at US$3.50 per pound copper to a maximum of 2.13% at US$5.00 per pound copper or above. Total contingent payments cannot exceed $57 million over the five-year period, limiting the acquisition cost to a maximum of $117 million.

The total purchase consideration was discounted to determine fair value and the amounts as at the Acquisition Date are estimated as follows:

Fixed instalments payable	51,387
Performance payments payable	28,010
Total fair value of consideration payable	79,397

The Company has joint control over Cariboo which is a joint arrangement and as such proportionately consolidates its 50% portion of all the Cariboo assets, liabilities, income and expenses. The purchase consideration has been allocated to the assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition. The following sets forth the allocation of the preliminary purchase price:

Cash and cash equivalents	13,467
Accounts receivable and other assets	1,525
Reclamation deposits	6,262
Inventory	15,860
Property, plant and equipment	72,304
Deferred tax asset	5,594
Accounts payable and other liabilities	(8,535)
Debt	(9,144)
Provision for environmental rehabilitation	(17,936)
Total fair value of net assets acquired	79,397

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

From the Acquisition Date to March 31, 2023, $1.3 million of the Company's consolidated net income relates to its share of Cariboo.

The values of assets and liabilities acquired are based on preliminary fair values, which are subject to change upon finalization of a complete valuation.  Based on the complete valuation, the Company will also determine whether the consideration paid compared to the fair value of assets and liabilities acquired results in a bargain purchase. If the acquisition had taken place at the beginning of the year, the unaudited consolidated revenue for the three-month period ended March 31, 2023 would have been approximately $130,546 and net earnings of the Company would have been approximately $6,507.

4. REVENUE

	Three months ended March 31,
	2023	2022
Copper contained in concentrate	109,123	114,455
Copper price adjustments on settlement	(202)	660
Molybdenum concentrate	7,749	4,070
Molybdenum price adjustments on settlement	1,831	102
Silver (Note 13)	1,532	1,519
Total gross revenue	120,033	120,806
Less: Treatment and refining costs	(4,514)	(2,473)
Revenue	115,519	118,333

5. COST OF SALES

	Three months ended March 31,
	2023	2022
Site operating costs	74,438	59,859
Transportation costs	5,104	5,115
Changes in inventories of finished goods	399	7,577
Changes in inventories of ore stockpiles	(5,561)	3,009
Production costs	74,380	75,560
Depletion and amortization	12,027	13,506
Cost of sales	86,407	89,066

Site operating costs include personnel costs, non-capitalized waste stripping costs, repair and maintenance costs, consumables, operating supplies and external services.

6. DERIVATIVE INSTRUMENTS

During the three month period ended March 31, 2023, the Company purchased zero cost copper collar contracts for 42 million pounds of copper with maturity dates ranging from July through to December 2023, with a minimum copper strike price of US$3.75 per pound and a ceiling price of US$4.70 per pound.

During the three month period ended March 31, 2023, the Company purchased fuel call options for 12 million litres of diesel with maturity dates ranging from July to December 2023, at a total cost of $941.

The Company recognized a net realized loss of $1,488 on copper collar contracts for 15 million pounds with a minimum strike price of US$3.75 per pound and a ceiling price of US$4.72 per pound, that expired out-of-the-money during the three month period ended March 31, 2023.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

	Three months ended March 31,
	2023	2022
Net realized loss on settled copper options	1,488	2,347
Net unrealized loss on outstanding copper options	1,644	7,461
Realized loss on fuel call options	538	-
Unrealized loss on fuel call options	546	25
	4,216	9,833

Details of the outstanding copper price option contracts at March 31, 2023 are summarized in the following table:

	Quantity	Strike price	Period	Cost	Fair value
Copper collar contracts	15 million lbs	US$3.75/per lb US$4.72/per lb	Q2 2023	1,488	368
Copper collar contracts	42 million lbs	US$3.75/per lb US$4.70/per lb	H2 2023	Zero-cost	2,686

7. FINANCE EXPENSES

	Three months ended March 31,
	2023	2022
Interest expense	11,541	10,182
Amortization of financing fees	671	508
Finance expense - deferred revenue (Note 13)	1,473	1,373
Accretion on PER	504	92
Less: interest expense capitalized	(1,880)	-
Finance income	(921)	(166)
	11,388	11,989

For the three month period ended March 31, 2023, interest expense includes $406 (2022 - $324) from lease liabilities and lease related obligations.

8. INCOME TAX

	Three months ended March 31,
	2023	2022
Current income tax expense	544	519
Deferred income tax expense	2,812	669
	3,356	1,188

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

9. INVENTORIES

	March 31,	December 31,
	2023	2022
Ore stockpiles	61,913	45,306
Copper contained in concentrate	11,350	12,105
Molybdenum concentrate	773	417
Materials and supplies	40,345	35,018
	114,381	92,846

Included in the ore stockpiles inventory is oxide ore at a cost of $5,656 that is classified on the balance sheet as a long-term asset.

10. OTHER FINANCIAL ASSETS

	March 31,	December 31,
	2023	2022
Current:
Marketable securities	2,183	2,568
Copper price options (Note 6)	3,054	6,184
Fuel call options (Note 6)	116	261
	5,353	9,013
Long-term:
Investment in private companies	1,200	1,200
Reclamation deposits	6,696	434
Restricted cash	1,352	1,355
	9,248	2,989

The Company holds strategic investments in publicly-traded and privately owned mineral exploration and development companies, including marketable securities. Marketable securities and the investment in privately owned companies are accounted for at fair value through other comprehensive income.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

11. PROPERTY, PLANT & EQUIPMENT

The following schedule shows the continuity of property, plant and equipment net book value for the three months ended March 31, 2023:

Three months ended March 31, 2023
Net book value January 1, 2023	1,029,240
Additions:
Gibraltar capitalized stripping costs	14,408
Gibraltar sustaining capital expenditures	4,758
Gibraltar capital projects	7,338
Cariboo acquisition (Note 3)	73,611
Florence Copper development costs	14,520
Yellowhead development costs	130
Aley development costs	143
Other items:
Right of use assets	5,959
Rehabilitation costs asset	36
Disposals	27
Foreign exchange translation and other	(704)
Depletion and amortization	(14,546)
Net book value at March 31, 2023	1,134,920

Net book value	Gibraltar Mine	Florence Copper	Yellowhead	Aley	Other	Total
At December 31, 2022	610,399	380,987	21,950	14,873	1,031	1,029,240
Cariboo acquisition (Note 3)	73,611	-	-	-	-	73,611
Net additions	32,490	14,520	130	143	-	47,283
Changes in rehabilitation cost asset	36	-	-	-	-	36
Depletion and amortization	(14,480)	23	-	-	(89)	(14,546)
Foreign exchange translation	-	(704)	-	-	-	(704)
At March 31, 2023	702,056	394,826	22,080	15,016	942	1,134,920

For the three month period ended March 31, 2023, the Company capitalized development costs of $14,520 for the Florence Copper project, which includes $1,880 of capitalized borrowing costs. Since its acquisition of Florence Copper in November 2014, the Company has incurred and capitalized a total of $292.4 million in project development and other costs.

Non-cash additions to property, plant and equipment of Gibraltar include $1,687 of depreciation on mining assets related to capitalized stripping.

Since January 1, 2020, development costs for Yellowhead of $5,840 have been capitalized as mineral property, plant and equipment.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

Depreciation related to the right of use assets for the three month period ended March 31, 2023 was $2,249 (2022: $1,057).

12. DEBT

	March 31,	December 31,
	2023	2022
Current:
Lease liabilities (d)	10,590	7,613
Secured equipment loans (e)	9,373	8,489
Lease related obligations (f)	5,548	2,307
	25,511	18,409
Long-term:
Senior secured notes (a)	533,626	534,118
Revolving credit facility (b)	12,396	(925)
Lease liabilities (d)	11,023	7,408
Secured equipment loans (e)	26,492	24,550
Lease related obligations (f)	-	3,009
	583,537	568,160
Total debt	609,048	586,569

(a) Senior secured notes

On February 10, 2021, the Company completed an offering of US$400 million aggregate principal amount of senior secured notes (the "2026 Notes"). The 2026 Notes mature on February 15, 2026 and bear interest at an annual rate of 7.0%, payable semi-annually on February 15 and August 15. A portion of the proceeds were used to redeem the outstanding US$250 million 8.75% senior secured notes due on June 15, 2022. The remaining proceeds, net of transaction costs, call premium and accrued interest, of approximately $167 million (US$131 million) were available for capital expenditures, including at its Florence Copper project and Gibraltar mine, working capital and for general corporate purposes.

The 2026 Notes are secured by liens on the shares of Taseko's wholly-owned subsidiary, Gibraltar Mines Ltd., and the subsidiary's rights under the joint venture agreement relating to the Gibraltar mine, as well as the shares of Curis Holdings (Canada) Ltd. and Florence Holdings Inc. The 2026 Notes are guaranteed by each of Taseko's existing and future restricted subsidiaries. The 2026 Notes also allow for up to US$145 million of first lien secured debt to be issued and up to US$50 million of debt for equipment financing, all subject to the terms of the note indenture. The Company is also subject to certain restrictions on asset sales, issuance of preferred stock, dividends and other restricted payments. However, there are no maintenance covenants with respect to the Company's financial performance.

The Company may redeem some or all of the 2026 Notes at any time on or after February 15, 2023, at redemption prices ranging from 103.5% to 100%, plus accrued and unpaid interest to the date of redemption. On a change of control, the 2026 Notes are redeemable at the option of the holder at a price of 101%.

(b) Revolving credit facility

On October 6, 2021, the Company closed a secured US$50 million revolving credit facility (the "Facility"). The Facility is secured by first liens against Taseko's rights under the Gibraltar joint venture, as well as the shares of Gibraltar Mines Ltd., Curis Holdings (Canada) Ltd., and Florence Holdings Inc. The Facility will be available for capital expenditures, working capital and general corporate purposes.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

The Facility has customary covenants for a revolving credit facility. Financial covenants include a requirement for the Company to maintain a leverage ratio, an interest coverage ratio, a minimum tangible net worth and a minimum liquidity amount as defined under the Facility. The Company was in compliance with these covenants as at March 31, 2023.

On February 1, 2023, the Company entered into an agreement to extend the maturity date of the Facility by an additional year to July 2, 2026. In addition to the one-year extension of the Facility, the lender has also agreed to an accordion feature, which will allow the amount of the Facility to be increased by US$30 million, for a total of US$80 million, subject to credit approval and other conditions.

Amounts outstanding under the facility bear interest at the Adjusted Term SOFR rate plus an applicable margin and have a standby fee of 1.00%. As at March 31, 2023, a total of $13,518 was advanced under the Facility, which was subsequently repaid on April 17, 2023.

(c) Letter of credit facilities

The Gibraltar joint venture has in place a $15 million credit facility for the purpose of providing letters of credit ("LC") to key suppliers of the Gibraltar mine to assist with ongoing trade finance and working capital needs. Any LCs issued under the facility will be guaranteed by Export Development Canada ("EDC") under its Account Performance Security Guarantee program. The facility is renewable annually, is unsecured and contains no financial covenants. As at March 31, 2023, a total of $3.75 million in LCs were issued and outstanding under this LC facility (December 31, 2022 - $3.75 million).

On April 8, 2022, the Company closed a US$4 million credit facility for the sole purpose of issuing LCs to certain key contractors in conjunction with the development of Florence Copper. Any LCs to be issued under this facility will also be guaranteed by EDC. The facility is renewable annually, is unsecured and contains no financial covenants.

(d) Lease liabilities

Lease liabilities include the Company's outstanding lease liabilities under IFRS 16.

(e) Secured equipment loans

The equipment loans as at March 31, 2023 are secured by some of the existing mobile mining equipment at the Gibraltar mine and commenced between August 2019 and December 2022 with monthly repayment terms of 48 months and with interest rates ranging between 6.4% to 8.9%.

(f) Lease related obligations

Lease related obligations relate to a lease arising under a sale leaseback transaction on certain items of equipment at the Gibraltar mine. The lease commenced in June 2019 and has a term of 54 months. At the end of the lease term, the Company has an option to renew the term, an option to purchase the equipment at fair market value or option to return the equipment. The lease contains a fixed price early buy-out option exercisable at the end of 48 months.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

(g) Debt continuity

The following schedule shows the continuity of total debt for the three months ended March 31, 2023:

Total debt as at January 1, 2023	586,569
Revolving credit facility advance	13,518
Lease additions	6,043
Lease liabilities and equipment loans repayments	(5,737)
Lease and equipment loans from Cariboo acquisition (Note 3)	9,144
Unrealized foreign exchange gain	(1,160)
Amortization of deferred financing charges	671
Total debt as at March 31, 2023	609,048

13. DEFERRED REVENUE

	March 31,	December 31,
	2023	2022
Current:
Customer advance payments (a)	6,882	6,456
Osisko - silver stream agreement (b)	5,761	5,609
Current portion of deferred revenue	12,643	12,065
Long-term portion of deferred revenue (b)	47,569	47,620
Total deferred revenue	60,212	59,685

(a) Customer advance payments

At March 31, 2023, the Company received advance payments from a customer on 1.7 million pounds (100% basis) of copper concentrate inventory (December 31, 2022 - 2.0 million pounds).

(b) Silver stream purchase and sale agreement

The Company has entered into a silver stream purchase and sale agreement with Osisko Gold Royalties Ltd. ("Osisko"), whereby the Company received upfront cash deposit payments totalling $52.7 million for the sale of an equivalent amount of its 75% share of Gibraltar payable silver production until 5.9 million ounces of silver have been delivered to Osisko. After that threshold has been met, 35% of an equivalent amount of Taseko's share of all future payable silver production from Gibraltar will be delivered to Osisko. The Company receives no further cash consideration once silver deliveries are made under the agreement.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

The following table summarizes changes in the Osisko deferred revenue:

Balance at December 31, 2022	53,229
Finance expense (Note 7)	1,473
Amortization of deferred revenue	(1,372)
Balance at March 31, 2023	53,330

14. OTHER FINANCIAL LIABILITIES

	March 31, 2023	December 31, 2022
Long-term:
Fixed consideration payable to Sojitz (Note 3)	41,387	-
Performance payments payable to Sojitz (Note 3)	28,010	-
Deferred share units (Note 15b)	5,154	3,877
Restricted share units (Note 15b)	69	-
Balance at March 31, 2023	74,620	3,877
Less current portion:
Fixed consideration payable to Sojitz (Note 3)	9,346	-
Performance payments payable to Sojitz (Note 3)	5,916	-
Long-term portion of other financial liabilities	59,358	3,877

15. EQUITY

(a) Share capital

Common shares (thousands)
Common shares outstanding at December 31, 2022	286,493
Common shares issued under PSU plan	1,597
Exercise of share options	327
Common shares outstanding at March 31, 2023	288,417

The Company's authorized share capital consists of an unlimited number of common shares with no par value.

In January 2023, the Company issued 1,597,177 common shares as part of settlement of the performance share units that vested.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

(b) Share-based compensation

	Options (thousands)	Average price
Outstanding at January 1, 2023	9,288	1.62
Granted	2,629	2.38
Exercised	(327)	0.89
Cancelled/forfeited	(72)	2.44
Expired	(1,166)	2.86
Outstanding at March 31, 2023	10,352	1.69
Exercisable at March 31, 2023	7,950	1.47

During the three month period ended March 31, 2023, the Company granted 2,629,000 (2022 - 2,113,000) share options to directors, executives and employees, exercisable at an average exercise price of $2.38 per common share (2022 - $2.58 per common share) over a five year period. The total fair value of options granted was $3,575 (2022 - $2,979) based on a weighted average grant-date fair value of $1.36 (2022 - $1.41) per option.

The fair value of options was measured at the grant date using the Black-Scholes formula. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the Black-Scholes formula are as follows:

Expected term (years)	5.0
Forfeiture rate	0%
Volatility	66%
Dividend yield	0%
Risk-free interest rate	2.9%
Weighted-average fair value per option	$1.36

Deferred Performance and Restricted Share Units

	RSUs (thousands)	DSUs (thousands)	PSUs (thousands)
Outstanding at January 1, 2023	-	1,958	2,500
Granted	350	343	830
Settled	-	-	(1,375)
Outstanding at March 31, 2023	350	2,301	1,955

During the three month period ended March 31, 2023, 342,750 DSUs were issued to directors (2022 - 172,000) and 830,000 PSUs to senior executives (2022 - 595,000). The fair value of DSUs and PSUs granted was $4,344 (2022 - $2,532), with a weighted average fair value at the grant date of $2.38 per unit for the DSUs (2022 - $2.58 per unit) and $4.25 per unit for the PSUs (2022 - $3.51 per unit).

During the three month period ended March 31, 2023, the Company established a non-executive employee Restricted Share Units ("RSUs") plan for employees as long-term incentive compensation and granted 350,000 units, with a weighted average fair value at grant date of $2.38 per unit for the RSUs.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

Share-based compensation expense is comprised as follows:

	Three months ended March 31,
	2023	2022
Share options - amortization	1,718	1,430
Performance share units - amortization	545	848
Restricted share units - amortization	69	-
Change in fair value of deferred share units	1,277	995
	3,609	3,273

16. EARNINGS PER SHARE

Earnings per share, calculated on a basic and diluted basis, is as follows:

	Three months ended March 31,
	2023	2022
Net income attributable to common shareholders - basic and diluted	4,439	5,095
(in thousands of common shares)
Weighted-average number of common shares	288,007	285,768
Effect of dilutive securities:
Stock options	3,032	3,732
Weighted-average number of diluted common shares	291,039	289,500
Earnings per common share
Basic earnings per share	0.02	0.02
Diluted earnings per share	0.02	0.02

17. COMMITMENTS AND CONTINGENCIES

(a) Commitments

The Company is a party to certain contracts relating to service and supply agreements. Future minimum payments under these agreements as at March 31, 2023 are presented in the following table:

Remainder of 2023	9,760
2024	13,586
2025	5,463
2026	960
2027	-
2028 and thereafter	-
Total commitments	29,769

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

As at March 31, 2023, the Company had commitments to incur capital expenditures of $7,372 (December 31, 2022 - $9,265) for Florence Copper and $3,785 (December 31, 2022 - $2,795) for the Gibraltar joint venture.

(b) Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds an 87.5% interest. As a result, the Company has guaranteed the joint venture partner's 12.5% share of this debt which amounted to $5,228 as at March 31, 2023.

The Company has also indemnified 100% of a surety bond issued by the Gibraltar joint venture to the Province of British Columbia. As a result, the Company has indemnified the joint venture partner's 12.5% share of this obligation, which amounted to $7,313 as at March 31, 2023.

(c) Mitsui Financing

On December 19, 2022, the Company signed agreements with Mitsui & Co. (U.S.A.) Inc. ("Mitsui") to form a strategic partnership to develop the Company's Florence Copper project (the "Project"). Mitsui has committed to an initial investment of US$50 million conditional on receipt of the final Underground Injection Control permit from the Environmental Protection Agency, with proceeds to be used for construction of the commercial production facility. The initial investment will be in the form of a copper stream agreement (the "Copper Stream") on 2.67% of the copper produced at Florence Copper and Mitsui to pay a delivery price equal to 25% of the market price of copper delivered under the contract.

In addition, Mitsui has acquired an option to invest an additional US$50 million for a 10% equity interest in Florence Copper (the "Equity Option"). The Equity Option is exercisable by Mitsui at any time up to three years following completion of construction of the commercial production facility. If Mitsui elects to exercise its Equity Option, the Copper Stream will terminate. If the Equity Option is not exercised by Mitsui by its expiry date, the Company will have the right to buy-back 100% of the Copper Stream, otherwise, it will terminate when 40 million pounds of copper have been delivered under the agreement.

As part of the arrangement, Taseko and Mitsui have entered into an offtake contract for 81% of the copper cathode produced at Florence during the initial years of production. The initial offtake agreement will cease and be replaced with a marketing agency agreement if the Equity Option is exercised by Mitsui. Mitsui's offtake entitlement would also reduce to 30% if the Equity Option is not exercised by its expiry date until the Copper Stream deposit has been reduced to nil.

For accounting purposes, the Mitsui agreements include derivatives that are required to be fair valued at each reporting period. The Company has determined that the fair value of the derivatives is negligible as of March 31, 2023 based on the contingent nature of the Mitsui agreements and the consideration of other relevant factors.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

18. SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended March 31,
	2023	2022
Change in non-cash working capital items:
Accounts receivable	(1,546)	2,862
Inventories	(5,612)	8,194
Prepaids	672	1,028
Accounts payable and accrued liabilities[1]	(1,090)	8,341
Advance payment on product sales	426	(5,297)
Interest payable	(130)	(63)
Mineral tax payable	(1,185)	(1,500)
	(8,465)	13,565
Non-cash investing and financing activities
Cariboo acquisition, net assets (Note 3)	65,930	-
Assets acquired under capital lease	69	164
Right-of-use assets	5,959	122

1Excludes accounts payable and accrued liability changes on capital expenditures.

19. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of the senior secured notes are $492,531 and the carrying value is $533,626 at March 31, 2023. The fair value of all other financial assets and liabilities approximates their carrying value.

The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

	Level 1	Level 2	Level 3	Total
March 31, 2023
Financial assets designated as FVPL
Derivative asset copper put and call options	-	3,054	-	3,054
Derivative asset fuel call options	-	116	-	116
	-	3,170	-	3,170
Financial assets designated as FVOCI
Marketable securities	2,183	-	-	2,183
Investment in private companies	-	-	1,200	1,200
Reclamation deposits	6,696	-	-	6,696
	8,879	-	1,200	10,079
December 31, 2022
Financial assets designated as FVPL
Derivative asset copper put and call options	-	6,184	-	6,184
Derivative asset fuel call options	-	261	-	261
	-	6,445	-	6,445
Financial assets designated as FVOCI
Marketable securities	2,568	-	-	2,568
Investment in private companies	-	-	1,200	1,200
Reclamation deposits	434	-	-	434
	3,002	-	1,200	4,202

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value as at March 31, 2023.

The fair value of the senior secured notes, a Level 1 instrument, is determined based upon publicly available information.

The Company's metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company's settlement receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market. At March 31, 2023, the Company had net settlement payables of $100 (December 31, 2022 - settlement payables of $209).

The investment in private companies, a Level 3 instrument, are valued based on a management estimate. As this is an investment in a private exploration and development company, there are no observable market data inputs. At March 31, 2023, the determination of the estimated fair value of the investment includes comparison to the market capitalization of comparable public companies.

Commodity price risk

The Company is exposed to the risk of fluctuations in prevailing market commodity prices on the metals it produces.  The Company enters into copper put and collar option contracts to reduce the risk of short-term copper price volatility. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper put and collar option contracts are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

Provisional pricing mechanisms embedded within the Company's sales arrangements have the character of a commodity derivative and are carried at fair value as part of accounts receivable.

The table below summarizes the impact on revenue and receivables for changes in commodity prices on the provisionally invoiced sales volumes.

As at March 31,
2023
Copper increase/decrease by US$0.10/lb.[1]	510

1The analysis is based on the assumption that the period-end copper price increases/decreases US$0.10/lb, with all other variables held constant. At March 31, 2023, 3.8 million pounds of copper in concentrate were exposed to copper price movements. The closing exchange rate at March 31, 2023 of CAD/USD 1.35.

The sensitivities in the above tables have been determined with foreign currency exchange rates held constant.  The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange can impact commodity prices. The sensitivities should therefore be used with care.